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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PORTFOLIO RECOVERY ASSOCIATES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

73640Q 10 5

(CUSIP Number)

Steven D. Fredrickson
c/o Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, VA 28502
(888) 772-7326

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73640Q 10 5	Page 2 of 2 Pages

1.	Names of Reporting Persons
IRS Identification Nos. of above persons (entities only)
Steven D. Fredrickson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States of America

	7.	Sole Voting Power
Number of		458,385
Shares
Beneficially	8.	Shared Voting Power
Owned by		1,000
Each Reporting
Person With	9.	Sole Dispositive Power
		458,385

	10.	Shared Dispositive Power
		1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
459,385

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)
3.0%

14.	Type of Reporting Person (See Instructions)
IN

Page 3 of 3 Pages

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) relating to the event date of November 6, 2002 filed by Steven D. Fredrickson (the “Reporting Person”) relating to shares of the common stock, par value $.01 per share (the “Shares”), of Portfolio Recovery Associates, Inc. (the “Issuer”). The Schedule 13D and this Amendment No. 1 are collectively referred to herein as the “Statement.” Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 1. Security and Issuer.

     Item 1 is hereby amended and restated in its entirety as follows:

     This Statement relates to shares of the common stock, par value $.01 per share (the “Shares”), of Portfolio Recovery Associates, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 120 Corporate Boulevard, Norfolk, VA 23502.

     The Shares that are the subject of this Statement include those issuable upon exercise of immediately exercisable warrants to purchase 1,000 Shares issued to AG PRA 1999 Funding Co. (“AG PRA 1999”), subject to adjustment in certain instances, at an exercise price of $3.60 per Share.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated in its entirety as follows:

     The Reporting Person acquired 635,000 Shares upon exercise of warrants at an exercise price of $4.20 per Share. The Reporting Person tendered to the Issuer 104,589 Shares valued at $25.50 per Share, for an aggregate value of $2,667,019.50, in payment of the exercise price of those warrants. The source of the funds used by the Reporting Person in his original purchase of said warrants was personal funds.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5.

     (a)       The Reporting Person is the beneficial owner of 459,385 Shares (including 1,000 Shares issuable to AG PRA 1999 upon exercise of currently exercisable warrants) (approximately 3.0% of the total number of Shares outstanding). The Reporting Person also is the beneficial owner of 190,000 Shares issuable to the Reporting Person upon exercising options which are not exercisable within 60 days of the date of this Statement and are not includable in the above total.

     (b)       The Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of 458,385 Shares (excluding Shares issuable upon exercise of options which are not exercisable within 60 days of the date of this Statement). The Reporting Person

Page 4 of 4 Pages

has shared power to vote or direct the voting of, or dispose or direct the disposition of, 1,000 Shares issuable to AG PRA 1999 upon exercise of currently exercisable warrants.

     (c)       Except as set forth in this Statement, there have been no transactions effected with respect to the Shares since March 29, 2003 (60 days prior to the date hereof) by the Reporting Persons.

     In connection with the Issuer’s recent public offering (the “Offering”), the Issuer and William Blair & Company, L.L.C., as Representative of the Several Underwriters (the “Underwriters”), entered into an Underwriting Agreement (the “Underwriting Agreement”), pursuant to which the Reporting Person sold 350,982 Shares to the Underwriter to be sold in the Offering, and (ii) granted the Underwriters of the Offering an option, exercisable within 30 days after the date thereof, to purchase up to an aggregate of 53,193 Shares at $25.50, less the underwriting discount, solely for the purpose of covering over-allotments. The option was exercised, and the transactions contemplated by the Underwriting Agreement were consummated on May 28, 2003.

     The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by the terms of the Underwriting Agreement, which is incorporated herein by reference.

     (d)       Not applicable.

     (e)       The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on May 28, 2003.

Item 7. Material to be Filed as Exhibits.

Exhibit		Page No.

A.	Equity Exchange Agreement dated as of September 5, 2002 by and between Portfolio Recovery Associates, L.L.C. and the Issuer, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form S-1/A filed on October 30, 2002 (Commission File Number 333-99225).

B.	Form of Underwriting Agreement between the Issuer and William Blair & Company, L.L.C. as Representative of the Several Underwriters, incorporated by reference to Exhibit 1.1 to the Issuer’s registration statement on Form S-1/A filed on October 15, 2002 (Commission File Number 333-99225).

Page 5 of 5 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 28, 2003

/s/ Steven D. Fredrickson Steven D. Fredrickson